

Mail Stop: 3561

April 23, 2018

Via E-Mail
Mr. Ronald A. Millos
Chief Financial Officer
Teck Resources Limited

Suite 3300, Bentall 5
550 Burrard Street
Vancouver, B.C. V6C 0B3
Canada

> **Re:** **Teck Resources Limited**
> **Form 40-F for the Fiscal Year Ended December 31, 2017**
> **Filed March 1, 2018**
> **File No. 001-13184**

Dear Mr. Millos:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 40-F for the Fiscal Year Ended December 31, 2017
Exhibit 99.2
3. Summary of Significant Accounting Policies
Exploration and evaluation costs and development costs of oil sands properties, page 14

1. You state that when proven and probable reserves are determined and development is completed, capitalized exploration and evaluation costs and capitalized development costs for oil sands properties are reclassified to mineral properties. Please tell us how waiting until development is completed to reclassify these assets complies with paragraph 5(b) of IFRS 6.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joanna Lam at (202) 551-3476 or me at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Joel Parker

Joel Parker
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining